March 2, 2005
Stephen A. Roell, CFO
Johnson Controls, Inc.
5757 N. Green Bay Avenue
Milwaukee, WI 53201

Re:	Johnson Controls, Inc. 	File No. 1-5097
	Form 10-K for the year ended September 30, 2004
            Form 8-K filed October 12, 2004
            Form 10-Q for the quarter ended December 31, 2004

Dear Mr. Roell:

      We have reviewed the financial statements and financial disclosures in your filings and have the following comments.
Where
indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

Form 10-K for the fiscal year ended September 30, 2004

Employee Benefit Plans, page 25

1.	In future filings, please discuss any material disparities
between the funded status of your pension plans and the corresponding asset/liability on the Balance Sheet. For example, readers may not understand why a material prepaid pension asset is recorded at September 30, 2004 for US plans that are actually underfunded by $248.2 million. Discuss the material unrecognized actuarial loss and the time period that this loss is being amortized.

Risk Management, page 26

2.  		In future filings, please disclose your specific
methodology used to test hedge effectiveness, and how often those tests are performed. Compliance with SFAS 133 should be clearly evident.

Environmental, Health and Safety and Other Matters, page 27

3.  	You disclose that you are involved in a number of product
liability and various other suits incident to your operations. In future filings, please disclose whether such costs have been material to net income in any of the years presented.

Summary of significant accounting policies, page 33

4.	You indicate that customer reimbursements are recorded as a
reduction of expense when reimbursement from the customer is contractually guaranteed. Please tell us the dollar amount of the reversals for the last fiscal year and the subsequent interim period.
In future filings, please disclose whether such items are material.

Acquisitions, page 35
5.  	You indicate that pro forma information reflecting the
acquisition of the Latin American JV had not been disclosed because the impact on consolidated net income was not material. In future filings, if an acquisition is material to revenue, please provide the disclosures pursuant to paragraph 55 of SFAS 141. The MD&A disclosures infer that the acquisitions materially impacted sales. Please note the guidance in SAB 99. Also, please quantify in MD&A the impact of acquisitions on sales and operating income.

11. Financial Instruments, page 40

6.  	We note you have entered into an equity swap agreement during fiscal 2004. In a letter of supplemental information, please tell us more about the terms of this agreement, including why you believe the expiration date is not determinable. What are the risks involved in this type of arrangement? How does this arrangement protect you from exposure associated with your stock-based compensation plans?
Please
also expand your disclosure in future filings to include this discussion.

17. Income Taxes, page 47
7.	You indicate that your valuation allowance primarily relates to
the lack of sustained profitability and/or limited carryforward periods in certain countries. However, you also indicate that your effective tax rate has decreased because of, among other things, global tax planning initiatives. In a letter of supplemental information, please clarify for us the basis for recording your allowance, and tell us the positive and negative factors considered in your determination, in accordance with paragraphs 20-21 of SFAS
109. Further, please discuss in MD&A the adverse operating results being generated in said countries and quantify therein the carrying value of assets whose recoverability is at risk given such adverse operations. Note that material uncertainties must be disclosed in MD&A pursuant to Item 303 of Regulation S-K.

20. Segment Information, page 48

8. 	We note on your website news releases announcing the
positions
of certain officers. The Company has vice presidents and/or general managers of certain geographic areas, such as the Americas, and Japan and Asia Pacific. However, the Company purports to operate in only two segments, controls and automotive, which are also your reporting segments. In order to further analyze this issue, please provide to us the reports used by the chief operating decision maker. See paragraph 10 of FAS 131.

Form 8-K filed October 12, 2004
9.  	We note here and in subsequent Form 8-Ks filed your use of
return on invested capital (ROIC), a non-GAAP financial measure. In future filings, please expand your discussion to more specifically address why you believe ROIC to be a useful measure in providing investors with information regarding the Company`s performance. Refer to Item 10(e)(i)(C) of Regulation S-K.

Form 10-Q for the period ended December 30, 2004

Operating Income, page 17

10.  	You indicate that the gross profit decrease in North
America in the Automotive Group was attributable to the timing of customer pricing concessions and higher raw material costs. In future filings, please disclose the specific business and competitive factors that caused management to offer these pricing concessions. Disclose whether using these sales incentives has resulted in your customers carrying excess inventory levels, and if so, whether this practice could reasonably be expected to adversely impact the Registrant`s sales in the subsequent quarter. Also, elaborate on the rising costs of raw materials and whether this issue is expected to adversely impact gross profit margins in subsequent quarters. The market risk disclosures in your 10-K should address this exposure to commodity price risk and should disclose how this risk is managed.

11.  	You indicate that the gross profit decrease in North
America in the Controls Group was due to pricing pressures in the new
construction market and the mix of growth among lines of business. In future filings, please elaborate on the "pricing pressures...and the mix of growth among lines of business."  Such disclosure should
enable a reader to understand the key business, competitive, political, and/or economic factors that are materially impacting your operating results.
12.  	In future filings, explain in MD&A why gross profit
margins
have decreased from 14% to 12% over the past two years and into the first quarter of fiscal 2005.

Comparison of Financial Condition, page 19

13.  	In future filings, disclose the accounts receivable and
inventory turnover ratios and explain material variances. For example, why did accounts receivable and costs in excess of billings increase at a greater rate than quarterly sales. Such disclosure is necessary given the materiality of the asset accounts to your financial condition.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Jenn Li, Staff Accountant, at (202) 942-
1956,
Al Pavot, Staff Accountant at (202) 942-1764 or me at (202) 942-
1798
if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							John Hartz
							Senior Assistant Chief
Accountant


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Mr. Stephen A. Roell
Johnson Controls, Inc.
March 2, 2005
Page 4 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE